Exhibit 99.1

Telecom Italia selects Station711's suite of FleetBroadband value added services

Airport City Business Park, Israel  – July 16, 2012 – Station711, the mobile satellite arm of RRsat Global Communications Network Ltd (NASDAQ: RRST), an innovative and flexible Mobile Satellite Services provider, announced today that it has been chosen by Telecom Italia, one of the world's leading telecom operators, which offers a wide range of services, ranging from fixed, to mobile, to satellite communication ones, to provide them with the FleetBroadband  customized and fully branded web management platform.

“Telecom Italia has decided to invest in enrichiching its offer of Inmarsat FleetBroadband services with one of the most advanced suite of value added services”, commented Silvio Laureti, Vice President of Telecom Italia, responsible for New Product and Services Innovation. “We are strongly committed to improve our satellite offering with solutions that best fit our customers’ needs, like having a tight cost control over Inmarsat FleetBroadband traffic.”

Station711 FleetBroadband web platform provides a suite of customized management and control tools for Inmarsat FleetBroadband services, including provisioning, spending control, hierarchy access level, billing and account management, and traffic monitoring.  The powerful platform is an easy to use suite of tools designed to meet the needs of MSS Service Providers, or anyone requiring a robust customer management system. An easy web-based administration interface allows Telecom Italia to provide their customers and end-users with a comprehensive self management dynamic value-added service for billing, reseller billing, customer care, provisioning and customer self management.

"Station711 offers a strategic platform for extending technical and marketing capabilities”, commented Ohad Har-Lev, Managing Director Mobile Satellite Services, RRsat. “This enables us to provide our partners with the combination of our strong technical backing and their own branding”. “We are particularly proud that Telecom Italia has chosen Station711 platform. We are constantly working to create innovative solutions enabling customer value and new business opportunities”.

About Station711

Being the mobile satellite arm of RRsat Global Communications Network Ltd. (NASDAQ: RRST), Station711 provides communications solutions to the maritime, terrestrial and aviation markets. As Inmarsat’s 4th generation distribution partner, with our own LES for existing and evolved Inmarsat services and via our own global teleports and fiber optics network, Station711 has you covered to guarantee seamless global communications anywhere, anytime. The Station711 platform, based on the most advanced technologies, can be integrated into yours existing communications infrastructures. This unique capability results in significant cost and resource savings. For more information, visit www. station711.com

About RRsat Global Communications Network Ltd.

RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

About Telecom Italia

Telecom Italia offers infrastructures and technological platforms that allow voice and data to be transformed into advanced telecommunications services - as well as the latest ICT and Media solutions. These tools cater for the Group's as well as the country's growth.

Telecom Italia offers a complete range of dependable latest generation fixed, mobile and satellite communication services. Attention towards the needs of its customers and technological innovation are at the base of the company’s strategy.

As a result, Telecom Italia provides satellite services worldwide, with customers in Italy, the UK, Germany, France, Sweden, Finland, the USA, China, South Korea, Hong-Kong, Singapore, Israel, Bahrain, Russia, Algeria and Cyprus.

For more information visit www.wholesale.telecomitalia.com

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the North American market, (ix) our ability to develop and expand our relationship with mobile satellite services distribution partners; and (x) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2011and our Current Reports on Form 6-K.

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Information in this press release concerning Inmarsat and Telecom Italia is based on information provided by these organizations and has not been independently verified by RRsat.

Press Contact:
Avi Koren, Marketing Director
Tel: +972 54 9955617
Email: avi.koren@station711.com